EXECUTION VERSION

VOTING AND SUPPORT AGREEMENT

THIS VOTING AND SUPPORT AGREEMENT dated November 14, 2018.

BETWEEN:

ALUN ROBERT DOYLE, a director or senior officer of Pan American Silver Corp. (the “Shareholder”)

-and-

TAHOE RESOURCES INC., a corporation existing pursuant to the laws of British Columbia (“Tahoe”)

WHEREAS the Shareholder is the registered holder, direct or indirect beneficial owner of, or exercises control or direction over the issued and outstanding common shares in the capital of Pan American Silver Corp. (“Pan American”) and the issued and outstanding Convertible Securities (as defined herein) set forth in Schedule A hereto;

AND WHEREAS the Shareholder understands that Tahoe and Pan American are, concurrently with the execution and delivery of this Agreement, executing and delivering the Arrangement Agreement (as defined herein) and propose to consummate an arrangement as set forth in the plan of arrangement attached to for the Arrangement Agreement (the “Arrangement”);

AND WHEREAS this Agreement sets out the terms and conditions upon which the Shareholder agrees (i) to vote its Shareholder Securities (as defined herein) or cause the same to be voted in favour of the Pan American Resolution and (ii) to abide by the other restrictions and covenants set forth herein;

AND WHEREAS the Shareholder acknowledges that Tahoe would not enter into the Arrangement Agreement and assume the obligations thereunder but for the execution and delivery of this Agreement by the Shareholder and the performance by the Shareholder of its covenants hereunder;

NOW THEREFORE this Agreement witnesses that, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions in Arrangement Agreement

All terms used in this Agreement that are not defined in Section 1.2 or elsewhere herein and that are defined in the Arrangement Agreement shall have the respective meanings ascribed to them in the Arrangement Agreement.

1.2	Definitions

In this Agreement:

“Agreement” means this voting and support agreement;

“Arrangement Agreement” means the arrangement agreement dated the date hereof between Pan American and Tahoe, as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Convertible Securities” means any securities, owned, legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction which are exercisable or exchangeable for, or are convertible into, or vest into, or otherwise provide for the right or obligation to acquire, directly or indirectly, whether or not on conditions, Pan American Shares by a single transaction or a series of linked transactions, including the Pan American Options and Pan American RSUs;

“immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin;

“Pan American Board” means the board of directors of Pan American;

“Pan American Long Term Incentive Plan” means the Pan American Stock Option and Compensation Share Plan initially approved by the Pan American Shareholders at their annual general meeting held on May 11, 2015

“Pan American Option” means an option to acquire Pan American Shares granted pursuant to the Pan American Long Term Incentive Plan;

“Pan American RSU” means a notional share unit that entitles the holder to either cash or Pan American Shares at the discretion of the Pan American Board and vests over a two year period;

“Pan American Shares” means the common shares in the capital of Pan American;

“Parties” means the Shareholder and Tahoe and “Party” means any of them;

“Shareholder Securities” means. Collectively, Shareholder Shares and Convertible Securities; and

“Shareholder Shares” means all Pan American Shares owned legally or beneficially, either directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction, including (i) the Pan American Shares set forth in Schedule A hereto, (ii) all Pan American Shares issuable upon the exercise of Convertible Securities, including the Pan American Options and Pan American RSUs set forth in Schedule A hereto, and (iii) all Pan American Shares acquired by the Shareholder after the date of this Agreement and prior to the Pan American Meeting..

1.3	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.4	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Statutory References

Any reference in this Agreement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulation.

1.7	References to Persons

A reference to a person includes any successor to that person.

1.8	Schedules

The following Schedule attached hereto constitutes an integral part of this Agreement:

Schedule A	Shareholder Securities

ARTICLE 2
COVENANTS OF THE SHAREHOLDER

2.1	General

The Shareholder hereby covenants and irrevocably agrees in favour of Tahoe that, from the date hereof until the termination of this Agreement in accordance with Article 5, except as permitted by this Agreement, such Shareholder will, and will cause its affiliates (other than Pan American), as the case may be, to:

(a)

not, without the prior written consent of Tahoe, sell, transfer, tender, deposit, pledge, encumber, grant a security interest in or option over, hypothecate or otherwise dispose of or convey any Shareholder Securities, or any right or interest therein (legal or equitable), to any person or group or agree to do any of the foregoing other than:

(i)	pursuant to the Plan of Arrangement;

(ii)

to a corporation or other entity directly or indirectly owned or controlled by the Shareholder or under common control with the Shareholder provided that such corporation or entity agrees in writing to be bound by the terms hereof and forthwith delivers an executed counterpart of this Agreement to Tahoe, in form and substance satisfactory to Tahoe, acting reasonably;

(iii)

as a bona fide gift or gifts, provided that the donee or donees agree in writing to be bound by the terms hereof and forthwith delivers an executed counterpart of this Agreement to Tahoe, in form and substance satisfactory to Tahoe, acting reasonably;

(iv)

to any trust for the direct or indirect benefit of the Shareholder or immediate family of the Shareholder, provided that the trustees of the trust agree in writing to be bound by the terms hereof and forthwith delivers an executed counterpart of this Agreement to Tahoe, in form and substance satisfactory to Tahoe, acting reasonably; or

(v)

to any affiliate, provided that the affiliate agrees in writing to be bound by the terms and conditions of this Agreement and forthwith delivers an executed counterpart of this Agreement to Tahoe, in form and substance satisfactory to Tahoe, acting reasonably;

provided, however, that nothing contained herein shall prohibit the Shareholder from exercising any of its Convertible Securities for Pan American Shares, as applicable (it being understood that such Pan American Shares will be subject to this Agreement and will be voted in accordance with this Agreement);

(b)

not, other than pursuant to this Agreement, grant or agree to grant any proxy or other right to vote any Shareholder Securities, or enter into any voting trust, vote pooling or other agreement with respect to the right to vote, requisition or call meetings of Pan American shareholders or give consent or approval of any kind as to the Shareholder Securities, or revoke any proxy granted pursuant to this Agreement.

(c)

not exercise any securityholder rights or remedies available at Law to: (i) requisition or join in the requisition of a meeting of Pan American Shareholders; or (ii) take any other action of any kind, including without limitation voting or causing to be voted any Shareholder Securities in respect of any proposed action by Pan American or Pan American Shareholders or any other person in a manner, which would reasonably be expected to delay or interfere with the successful completion of the Arrangement and the other transactions contemplated by the Arrangement Agreement and this Agreement, including without limitation voting in favour of or causing to be voted in favour of any adjournment or postponement of the Pan American Meeting, unless such adjournment or postponement is requested by Tahoe or is provided for in the Arrangement Agreement;

(d)

irrevocably waive to the fullest extent permitted by law any and all rights of the Shareholder to dissent with respect to the Arrangement, the Arrangement Resolution or any other resolution relating to the approval of the Arrangement and not exercise any such right of dissent with respect to the Arrangement or the Arrangement Resolution;

(e)

in the event that any transaction other than the Arrangement is presented for approval of, or acceptance by, any of the securityholders of Pan American, vote or cause to be voted any Shareholder Securities entitled to be voted against such transaction and not, directly or indirectly, accept, assist or otherwise further the successful completion of such transaction or purport to tender or deposit into any such transaction any of the Shareholder Securities;

(f)

subject to subsection 2.1(a), take all such steps as are necessary or advisable to ensure that immediately prior to the Arrangement becoming effective in accordance with the Plan of Arrangement on the Effective Date all of the Shareholder Securities of such Shareholder will be held by such Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands of any nature or kind whatsoever, and will not be subject to any shareholders’ agreements, voting trust or similar agreements or any option, right or privilege (whether by law, pre-emptive or contractual) capable of becoming a shareholders’ agreement, voting trust or other agreement affecting the Shareholder Securities of such Shareholder or the ability of any holder thereof to exercise all ownership rights thereto, including the voting of any such Shareholder Securities; and

(g)	promptly notify Pan American upon any of the Shareholder’s representations or warranties contained in this Agreement becoming untrue or incorrect prior to the termination of this Agreement.

The Shareholder hereby acknowledges and agrees that any shares and securities of Pan American purchased by the Shareholder through the exercise of any Pan American Options, acquired pursuant to the vesting of Pan American RSUs or that are otherwise acquired in the market, by private agreement or otherwise, shall be deemed to be subject to the terms hereof as Shareholder Securities.

2.2	No Limitation on Fiduciary Duty

Tahoe agrees and acknowledges that each Shareholder is bound hereunder solely in such Shareholder’s capacity as a securityholder of Pan American and that nothing in this Agreement shall restrict, limit or prohibit the Shareholder from taking any action (other than with respect to the Shareholder Securities, including the voting and disposition thereof), in his or her capacity as a director or officer of Pan American that is necessary for him or her to comply with his or her fiduciary duties as a director or officer of Pan American under applicable Law or that is permitted by the Arrangement Agreement and any such action by the Shareholder shall not constitute a violation of this Agreement.

2.3	Voting of the Shareholder Securities in Favour of the Arrangement Resolution

(a)

From the date hereof until the earlier of (x) the Effective Date and (y) the termination of this Agreement in accordance with Article 5, at any meeting of the Pan American Securityholders (including any adjournments and postponements thereof) however called (or any action by written consent in lieu of a meeting) to consider any of the items of business referred to below, or any adjournment thereof, each Shareholder shall vote all Shareholder Securities beneficially owned by such Shareholder and entitled to vote (or cause them to be voted): (i) in favour of the approval of the Arrangement; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Pan American in the Arrangement Agreement; (iii) against any merger, amalgamation or arrangement agreement or arrangement (other than the Arrangement), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Pan American or any other Alternative Transaction; (iv) against any amendment of Pan American’s constating documents; and (v) against other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Arrangement or the transaction contemplated therein. Any such vote shall be cast (or consent shall be given) by each Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

(b)

On or before the fifth (5th) business day prior to any meeting of the Pan American Securityholders referred to in subsection 2.3(a): (i) each Shareholder, to the extent he or she is a registered holder in respect of the Shareholder Securities, shall duly complete and deliver, or cause to be duly completed and delivered, to Pan American’s transfer agent, with a copy to Tahoe concurrently, forms of proxy in respect of all of the Shareholder Securities entitled to be voted at any such meeting of the Pan American Securityholders in the form accompanying the management information circular for such meeting, and any other documents required to be validly delivered in support of the Pan American Resolutions, and shall not withdraw such forms of proxy or other documents or revoke, modify or vary the terms therein, including without limitation to change the proxy holder; and (ii) each Shareholder, to the extent he or she is a non-registered holder in respect of the Shareholder Securities, shall duly complete and deliver, or cause to be duly completed and delivered, to the intermediary through which the Shareholder holds its beneficial interest in such Shareholder Securities, with a copy to Tahoe concurrently, a duly executed voting instruction form in the form accompanying the management information circular for such meeting instructing that such Shareholder Securities entitled to be voted at any such meeting of the Pan American Securityholders be validly voted as set forth in subsection 2.3(a). Such proxies or voting instruction forms shall name those individuals as may be designated by Pan American as the duly appointed proxy and such proxies or voting instruction forms shall not be withdrawn or revoked or otherwise modified or varied, including without limitation to change the proxy holder. If for any reason such proxies or voting instruction forms are invalid or not effective or are not delivered as provided herein, each such Shareholder hereby unconditionally and irrevocably appoints Tahoe as attorney in fact (which appointment is coupled with an interest) for and on its behalf to act in respect of any such meeting of the Pan American Securityholders and for the purpose of delivering any voting instructions to intermediaries through which the Shareholder holds its beneficial interest.

ARTICLE 3
COVENANTS OF TAHOE

3.1

Tahoe agrees to comply with its obligations under the Arrangement Agreement. Tahoe hereby agrees and confirms to the Shareholder that it will take all steps required of it to consummate the Arrangement and cause the Consideration to be made available to pay for the Subject Securities, in each case in accordance with and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1	Representations and Warranties of the Shareholder

The Shareholder hereby represents and warrants to Tahoe as follows, and acknowledges that Tahoe is relying upon such representations and warranties in entering into this Agreement:

(a)

Incorporation. If such Shareholder is a corporation or other legal entity, the Shareholder has been incorporated or duly formed, as applicable, and is validly existing under the laws of its incorporating or organizing jurisdiction.

(b)	Power and Authority. Such Shareholder has all necessary power, authority, capacity and right to enter into this Agreement and to carry out each of its obligations hereunder.

(c)

Execution, Delivery and Enforcement. This Agreement has been duly executed and delivered by such Shareholder and constitutes a legal, valid and binding obligation of such Shareholder enforceable by Tahoe against such Shareholder in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.

(d)

Ownership of Shares and Other Securities. Such Shareholder is the sole beneficial owner of, or exercises control or direction over, the Shareholder Securities, with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever.

(e)

Non-Contravention. The execution and delivery by such Shareholder of this Agreement or the completion of the transactions contemplated hereby or the compliance by it with its obligations hereunder will not result in any breach of:

(i)	if such Shareholder is a corporation or other legal entity, its constating documents;

(ii)	any agreement or instrument to which such Shareholder is a party or by which it or any of its Shareholder Securities are bound;

(iii)	any judgment, decree, order or award of any court, governmental body or arbitrator; or

(iv)	any applicable Law,

except as would not reasonably be expected to materially impair or delay the ability of the Shareholders to consummate the transactions contemplated in this Agreement.

(f)

No Agreements. No person has any agreement or option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer of any of such Shareholder’s Shareholder Securities, or any interest therein or right thereto, except pursuant to this Agreement or the Plan of Arrangement.

(g)

Voting. Other than pursuant to this Agreement, none of such Shareholder’s Shareholder Securities are subject to any proxy, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of shareholders or give consents or approvals of any kind.

(h)

Consents. No consent, waiver, approval, authorization, exemption, registration, licence or declaration of or by, or filing with, or notification to any Governmental Entity which has not been made or obtained is required to be made or obtained by the Shareholder in connection with (i) the execution and delivery by the Shareholder and enforcement against the Shareholder of this Agreement or (ii) the consummation of any transactions by the Shareholder provided for herein, except for, in either case, the filing of insider trading reports under applicable securities legislation, or as may be ordered by the Court.

(i)

Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or, to the knowledge of the Shareholder, threatened against such Shareholder or any of its affiliates that would adversely affect in any manner the ability of such Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of such Shareholder to any of its Shareholder Securities and there is no judgment, decree or order against such Shareholder that would reasonably be expected to have an adverse effect on the ability of the Shareholder to perform its obligations hereunder.

(j)

No Other Securities. The only securities of Pan American beneficially owned or controlled, directly or indirectly, by such Shareholder are its Shareholder Securities and such Shareholder has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Shareholder or transfer to such Shareholder of additional securities of Pan American.

4.2	Representations and Warranties of Tahoe

Tahoe hereby represents and warrants to each Shareholder as follows, and acknowledges that each Shareholder is relying upon such representations and warranties in entering into this Agreement:

(a)	Incorporation. Tahoe is a corporation duly incorporated and is validly existing under the laws of its incorporating jurisdiction.

(b)	Power and Authority. It has the requisite corporate power and capacity to enter into this Agreement and to perform its obligations hereunder.

(c)

Execution, Delivery and Enforcement. This Agreement has been duly executed and delivered by Tahoe and constitutes a legal, valid and binding agreement enforceable by the Shareholder against Tahoe in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, may be generated only in the discretion of a court of competent jurisdiction.

(d)

Non-Contravention. The execution and delivery by Tahoe of this Agreement and performance by Tahoe of its obligations hereunder and the contemplation of the Agreement, will not violate, conflict with or result (with or without notice or the passage of time) in a violation or breach of:

(i)	Tahoe’s notice of articles or articles;

(ii)	any agreement or instrument to which Tahoe is a party; or

(iii)	subject to obtaining key Regulatory approvals and Canadian Competition Approval, any applicable Law,

except as would not reasonably be expected to materially impair or delay the ability of Tahoe to consummate the transactions contemplated in this Agreement.

(e)

Consents. No consent, approval or authorization of, or declaration or filing with, or notice to, any Governmental Entity which has not been received or made is required by Tahoe in connection with the execution and delivery of this Agreement by Tahoe, except as provided in the Arrangement Agreement.

(f)

Legal Proceedings. There are no legal proceedings in progress or pending before any Governmental Entity or threatened against Tahoe or any of its affiliates that would adversely affect in any manner the ability of Tahoe to enter into this Agreement and to perform its obligations hereunder.

ARTICLE 5
TERMINATION

5.1	Termination by Tahoe

Tahoe, when not in material default in the performance of its obligations under this Agreement may, in its sole discretion, terminate this Agreement by written notice to the Shareholder if:

(a)	any of the representations and warranties of the Shareholder under this Agreement shall not be true and correct in all material respects; or

(b)	the Shareholder shall not have complied in all material respects with any of his, her or its covenants to Tahoe contained in this Agreement;

provided, however, that such termination shall be without prejudice to any rights which Tahoe may have as a result of any default by the Shareholder prior to such termination.

5.2	Termination by the Shareholder

The Shareholder, when not in material default in its performance of its obligations under this Agreement, may, in its sole discretion, terminate this Agreement by written notice to Tahoe if:

(a)	any of the representations and warranties of Tahoe under this Agreement shall not be true and correct in all material respects;

(b)	Tahoe has not complied in all material respects with any of its covenants to Shareholder contained in this Agreement; or

(c)

Pan American and Tahoe, without prior written consent of the Shareholder, amend the terms of the Arrangement Agreement in a manner that reduced the amount of consideration payable in respect of the Shareholder Securities,

Provided, however, that such termination shall be without prejudice to any rights which the Shareholder may have as a result of any default by Tahoe prior to such termination.

5.3	Automatic Termination

Unless extended by mutual agreement of the Shareholder, on the one hand, and Tahoe, on the other hand, this Agreement shall automatically terminate on the earlier of (i) the Effective Date, and (ii) the date the Arrangement Agreement is terminated in accordance with its terms.

5.4	Agreement to Terminate

This Agreement may be terminated by a written instrument executed by each of Tahoe and the Shareholder.

5.5	Effect of Termination

If this Agreement is terminated in accordance with this Article 5, the provisions of this Agreement will become void and no Party shall have liability to the other Party, except in respect of a breach of the representations, warranties, covenants, terms or conditions of this Agreement which occurred prior to such termination in which case any Party to this Agreement shall be entitled to pursue any and all remedies at law or equity which may be available to it and the Shareholder shall be entitled to withdraw any form of proxy or voting instruction form which the Shareholder may have given in respect of the Arrangement Resolution.

ARTICLE 6
GENERAL

6.1	Further Assurances

Each of the Parties will, from time to time, execute and deliver all such further documents and instruments and do all such acts and things as the other Party may reasonably require (at the requesting Party’s cost) to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.2	Disclosure

The Parties acknowledge that this Agreement will be publicly disclosed, and hereby consent to the disclosure of the substance of this Agreement in the Tahoe Circular and Pan American Circular and to the filing of this Agreement as may be required pursuant to applicable laws or regulations.

6.3	Assignment

Tahoe may assign all or any part of its rights or obligations under this Agreement to its affiliates, provided further that if such assignment takes place, it shall continue to be fully liable as primary obligor and not merely as surety and, on a joint and several basis with any such entity to the Shareholder for any default in performance by the assignee of any its obligations hereunder. This Agreement shall not be otherwise assignable by any Party without the prior written consent of the other Party, except in accordance with Section 2.1(a) .

6.4	Time

Time shall be of the essence of this Agreement.

6.5	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the Courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement.

6.6	Entire Agreement

This Agreement, including the Schedule A and the provisions of the Arrangement Agreement incorporated herein by reference, constitutes the entire agreement and understanding between and among the Parties with respect to the subject matter hereof and supersedes any prior agreement, representation or understanding with respect thereto.

6.7	Amendments

This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the Parties.

6.8	Notices

Any notice, request, consent, agreement or approval which may or is required to be given pursuant to this Agreement shall be in writing and shall be sufficiently given or made if delivered, or sent by email, in the case of:

(a)	Pan American, addressed as follows: 1440 - 625 Howe Street Vancouver, British Columbia V6C 2T6

- 11

Attention:	Michael Steinmann
President, CEO and Director
E-mail:	[email redacted]

with a copy (which shall not constitute notice) to:

Borden Ladner Gervais LLP
1200 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V7X 1T2

Attention:	Fred R. Pletcher
E-mail:	[email redacted]

(b)	the Shareholder at the addresses, facsimile and e-mail shown on the attached Schedule A;

with a copy (which shall not constitute notice) to:

Cassels Brock & Blackwell LLP
Suite 2100, 40 King Street West
Toronto, ON M5H 3C2

Attention:	Paul Stein
Email:	[email redacted]

with a copy (which shall not constitute notice) to:

Zargar Lawyers & Business Strategists
1012-1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3

Attention:	Amandeep Sandhu
E-mail:	[email redacted]

or to such other address, facsimile and e-mail as the relevant person may from time to time advise by notice in writing given pursuant to this Section. The date of receipt of any such notice, request, consent, agreement or approval shall be deemed to be the date of delivery sending or facsimile transmission thereof if sent, delivered or transmitted during normal business hours on a business day at the place of receipt and, otherwise, on the next following business day.

6.9	Specific Performance and other Equitable Rights

It is recognized and acknowledged that a breach by the Shareholder of any of its obligations contained in this Agreement may cause Pan American to sustain injury for which it would not have an adequate remedy at law for money damages. Accordingly, in the event of any breach or any threat of breach by the Shareholder, Pan American shall be entitled to appropriate equitable relief, including without limitation, specific performance, interlocutory, preliminary and permanent injunctive relief and no undertaking to pay damages nor any bond or security shall be required in connection therewith. Such equitable relief shall be in addition to any other remedies to which Pan American might be entitled in equity or at law for any direct or indirect action or anticipated breach of this Agreement. In any action to enforce this Agreement, Shareholder agrees it will not oppose the granting of such relief on the basis that Pan American has an adequate remedy at law or in damages, and Pan American shall be entitled to recover their reasonable legal fees, court costs and related expenses from the Shareholder. If Pan American seeks injunctive relief or specific performance, the Shareholder agrees that Pan American would suffer irreparable harm should such relief not be granted.

6.10	Expenses

Each of the Parties shall pay its respective legal, financial advisory and accounting costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed or prepared pursuant hereto and any other costs and expenses whatsoever and howsoever incurred.

6.11	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

6.12	Benefit of the Agreement

This Agreement shall enure to the benefit of and be binding upon the respective successors and permitted assigns of the Parties.

6.13	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

TAHOE RESOURCES INC.

By:	“Charles A. Jeannes”
Name:	Charles A. Jeannes
Title:	Director

Alun Robert Doyle
(Print Name of Shareholder)

“Alun Robert Doyle”
(Signature of Shareholder of Authorized Signatory)

Execution pages to the Voting Agreement

SCHEDULE A

SHAREHOLDER SECURITIES

Security	Number
Pan American Shares	42,236
Pan American Options	39,157
Pan American RSUs	11,380
Pan American PSU’s	17,456

A-1